SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Barry Johnson Authorized Officer ACON Investments, L.L.C. 1133 Connecticut Avenue, NW, Suite 700 Washington, D.C. 20036 (202) 454-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 665826103			Page 2 of 9 Pages
1		NAMES OF REPORTING PERSONS

ACON Refining Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 13, 2012 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2012.

CUSIP NO. 665826103			Page 3 of 9 Pages
1		NAMES OF REPORTING PERSONS

AIP V GenPar, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 13, 2012 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2012.

CUSIP NO. 665826103			Page 4 of 9 Pages
1		NAMES OF REPORTING PERSONS

ACON Funds Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
73,227,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 73,227,500 (See Items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,227,500 (See Items 3, 4 and 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
79.7% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

*
The calculation is based on a total of 91,915,000 Common Units of the Issuer outstanding as of November 13, 2012 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2012.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Units (the “Common Units”) of the Northern Tier Energy LP (the “Issuer”). The principal executive offices of the Issuer are located at 38C Grove Street, Suite 100, Ridgefield, Connecticut.

Item 2.  Identity and Background

This Schedule 13D is being filed by ACON Refining Partners, L.L.C., a Delaware limited liability company (“ACON Refining”), AIP V GenPar, L.L.C., a Delaware limited liability company (“GenPar”) and ACON Funds Management, L.L.C., a Delaware limited liability company (“ACON Management”, and together with ACON Refining and AIP V, the “Reporting Persons”). The business address of each of the Reporting Persons is c/o ACON Investments, L.L.C., 1133 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036.

The principal business of ACON Management and GenPar is serving as the general partner, managing member, manager or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of ACON Refining is holding securities.

GenPar is the managing member of ACON Refining.  ACON Management is the managing member of GenPar.  The name, residence or business address and present principal occupation or employment of each manager, executive officer and controlling person of ACON Management are listed on Schedule I hereto.  Each of the individuals referred to on Schedule I hereto is a United States citizen.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

Initial Public Offering

On July 25, 2012, the Issuer, Northern Tier Energy GP LLC (“NTE GP”), Northern Tier Energy Holdings LLC and Northern Tier Energy LLC (“NTE”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein, providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 16,250,000 Common Units at a price to the public of $14.00 per Common Unit. Pursuant to the Underwriting Agreement, the Issuer also granted the underwriters a 30-day option to purchase up to an aggregate of 2,437,500 additional Common Units (the “Option Units”) on the same terms.

On July 31, 2012, the Issuer closed the Offering and the underwriters exercised their right to purchase the Option Units.  A portion of the net proceeds from the Offering was used to distribute approximately $124 million to Northern Tier Holdings LLC, a Delaware limited liability company (“NTH”), of which approximately $32 million was distributed to ACON Refining, TPG Refining, L.P. (“TPG Refining”) and entities in which certain members of the Issuer’s management team hold an ownership interest.

Transaction Agreement

In connection with the Offering, on July 25, 2012, the Issuer entered into a transaction agreement (the “Transaction Agreement”), with NTE GP, NTE, NTH, Northern Tier Energy Holdings LLC and Northern Tier Retail Holdings LLC, pursuant to which NTH transferred its limited liability company interests in NTE to the Issuer, its successors and assigns, in exchange for (a) 57,282,000 Common Units (which amount was reduced to 54,844,500 Common Units upon the exercise of the Option Units), (b) 18,383,000 PIK Common Units (the “PIK Units”) and (c) any cash received by the Issuer in connection with the exercise of the Option Units.

Conversion of PIK Units

Also in connection with the Offering, on July 31, 2012, the Issuer amended and restated its Agreement of Limited Partnership (as amended and restated, the “Partnership Agreement”), pursuant to which each PIK Unit of the Issuer would be automatically converted into a newly issued Common Unit of the Issuer at a conversion rate equal to one Common Unit of the Issuer per PIK Unit of the Issuer upon the earlier of (i) December 1, 2017 and (ii) the date by which NTE and Northern Tier Finance Corporation (the “Note Issuers”) redeemed, repurchased, defeased or retired all of the 10.5% senior secured notes of the Note Issuers issued in December 2010 (the "Senior Secured Notes") or amended the indenture governing the Senior Secured Notes in a manner that removes restrictions on the Issuer's ability to distribute all available cash to unitholders of the Issuer.

Effective November 8, 2012, NTE, a wholly-owned subsidiary of the Issuer, entered into the Supplemental Indenture to the Indenture governing the Senior Secured Notes (the “Supplemental Indenture”), by and among the Note Issuers, certain of NTE’s subsidiaries and the trustee, which eliminated certain restrictive covenants and certain default provisions respecting the Senior Secured Notes.   As a result, on November 9, 2012, pursuant to the Partnership Agreement, each PIK Unit automatically converted into one newly issued Common Unit.

Call Right

Under the Partnership Agreement, if at any time NTE GP, whose sole member is NTH, and its affiliates own more than 90% of the then-issued and outstanding Common Units and PIK Units of the Issuer, NTE GP will have the right, but not the obligation, to purchase all, but not less than all, of the Common Units and PIK Units of the Issuer held by unaffiliated unitholders (the "Call Right"). The purchase price in the event of an exercise of the Call Right is the greater of: (i) the highest price paid by NTE GP or any of its affiliates for Common Units or PIK Units of the Issuer purchased within the ninety days preceding the date on which NTE GP first mails notice of its election to exercise the Call Right (the "Call Notice") and (ii) the average of the daily closing prices of the Common Units or PIK Units of the Issuer over the twenty trading days preceding the date three days before the Call Notice.

Registration Rights

On July 31, 2012, in connection with the Offering, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with Northern Tier Investors, LLC, NTH, ACON Refining, TPG Refining, NTR Partners LLC, NTR Partners II LLC and NTI Management Company, L.P., pursuant to which NTH, ACON Refining and TPG Refining can cause, and after ACON Refining and TPG Refining and their transferees no longer hold registrable securities, NTR Partners LLC and NTR Partners II LLC can cause, the Issuer to register the Common Units and PIK Units under the Securities Act of 1933 and to maintain a shelf registration statement effective with respect to such units. In addition, NTH, ACON Refining, TPG Refining, NTR Partners LLC, NTR Partners II LLC and NTI Management Company, L.P. are entitled to participate in certain other registration statements and offerings conducted on behalf of the Issuer or third parties.

General

 In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional Common Units, economic interests in Common Units or associated rights or securities exercisable for or convertible into Common Units, or dispose of some or all of its Common Units, based upon its ongoing evaluation of the Issuer, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing unitholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate limited partnership, limited partnership agreement or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to and descriptions of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture and the Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture and the Registration Rights Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)–(b)    The following disclosure assumes that there are 91,915,000 Common Units outstanding as of November 13, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2012, which was filed with the Commission on November 13, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 73,227,500 Common Units of the Issuer, which constitutes approximately 79.7% of the outstanding Common Units of the Issuer.

(c)           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Common Units during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by the Reporting Persons, dated as of the date hereof.

2.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

4.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

5.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 5, 2012).

6.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2012

ACON Refining Partners, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

AIP V GenPar, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

ACON Funds Management, L.L.C.

By: /s/ Barry E. Johnson
Name: Barry E. Johnson Title: Authorized Signatory

Schedule I
All addresses are c/o ACON Investments, L.L.C., 1133 Connecticut Avenue, NW, Suite 700, Washington, D.C. 20036.

Name	Title

Bernard Aronson	Manager
Guillermo Bron	Manager
Kenneth Brotman	Manager
Jonathan Ginns	Manager
Daniel Jinich	Manager
Barry E. Johnson	Secretary and Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by the Reporting Persons, dated as of the date hereof.

2.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

4.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

5.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 5, 2012).

6.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).